FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of         February                                  2004
                         ---------------------------------------  -------------
Commission File Number   000-29898
                         ---------------------------------------  -------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                    Form 40-F  X
                         -------------                  -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                         No  X
                    ------------                ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                DOCUMENT INDEX


Document                                                              Page No.
--------                                                              --------

  1.          News Release dated February  23, 2004 ("RIM                4
              INTRODUCES NEW TRIBAND BLACKBERRY HANDHELD
              WITH COLOUR SCREEN IN FRANCE")
  2.          News Release dated February 23, 2004 ("Sony                8
              Ericsson and RIM announce BlackBerry connectivity support in P900 smartphone")

                                                                    Document 1

[RIM logo omitted]
                                                                  News Release

                                                             February 23, 2004

FOR IMMEDIATE RELEASE

RIM INTRODUCES NEW TRIBAND BLACKBERRY HANDHELD WITH COLOUR SCREEN IN FRANCE

The BlackBerry 7730(TM) handheld will be available in France through SFR in April 2004

3GSM World Congress, Cannes, France -- Research In Motion (RIM) (Nasdaq: RIMM;
TSX: RIM) today announced the upcoming availability of the BlackBerry(R) 7730 Wireless Handheld(TM) for mobile professionals in France. The BlackBerry 7730(TM) features a large, bright, colour screen, supports worldwide international roaming* on GSM/GPRS networks and delivers email, phone, SMS, browser and organizer applications. The Java(TM)-based BlackBerry 7730 will be available through SFR from the beginning of April 2004. Details on pricing and roaming services are available from SFR.

"In addition to the phone and email, many of our corporate customers use their BlackBerry handheld to wirelessly access the Internet and a variety of corporate data applications on their company Intranet," said Alain Levinspuhl, General Manager, France at Research In Motion. "The high-resolution colour screen and the large display make the BlackBerry 7730 ideal for business users who need access to corporate applications while out of the office."

"We are delighted to extend our range of BlackBerry handhelds to include the BlackBerry 7730," says Agnes Ogier, Marketing Director SFR Enterprise. "Our customers will now be able to select the handheld best suited to their needs - a small form factor with the BlackBerry 7230(TM) handheld for 'two in one' functionality - email and telephone; or the BlackBerry 7730 with larger screen, ideal for corporate data applications. We are convinced that the BlackBerry 7730 will prove popular, particularly within enterprises, to securely access work-based applications such as: stock management, accessing client files, ordering etc."

Introducing the BlackBerry 7730 Wireless Handheld:

     o Ideal for mobile professionals who want to manage all of their corporate data and communications from a single, integrated handheld.
     o A high-resolution colour screen that supports over 65,000 colours while maintaining superior battery life.
     o   Cradle-free wireless email synchronization.
     o Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft(R) Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).
     o Support for international roaming (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use one handheld while travelling with no need to change their phone number or email addresses.
     o A push-based wireless architecture that delivers messages automatically.

                                    -more-

     o A wireless extension to existing email accounts including Microsoft(R) Exchange or IBM Lotus(R) Domino(TM) email accounts.
     o An easy-to-use 'thumb-typing' keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.
     o Backlit screen and keyboard for easy reading and typing during day or night.
     o 16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB) connectivity for quick battery charging.
     o A pocket-sized, lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

About SFR
SFR is the number one private mobile operator in France. Building on its unparalleled background within the enterprise market, SFR established though its SFR Enterprise division a product and service offering delivered through a network of distributors and dedicated client service professionals. SFR Enterprise offers a range of packages, support and mobile data offerings tailored to the needs of enterprises.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.


Media Contacts:
RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Media contact Europe:
Tilly Quanjer, Senior Communications Manager, RIM
+44 (0)1784 223987
tquanjer@rim.net

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net

*Check with carrier for GSM/GPRS roaming arrangements.

                                    -more-

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                                                    Document 2

[RIM logo omitted]

                                                                  News Release

                                                             February 23, 2004

FOR IMMEDIATE RELEASE

Sony Ericsson and RIM announce BlackBerry connectivity support in P900 smartphone

3GSM World Congress, Cannes, France - Sony Ericsson Mobile Communications and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced their plans to enable BlackBerry(R) connectivity on Sony Ericsson mobile phones. The first product to feature BlackBerry services later this year will be the P900 Symbian OS smartphone.

Sony Ericsson and RIM recently signed an agreement to enable Sony Ericsson's Symbian OS based phones to connect to BlackBerry Enterprise Server(TM) and BlackBerry Web Client(TM) services for enterprises and individual users. The BlackBerry services infrastructure and platform has been approved and deployed by operators around the world and thousands of companies and government organisations have already installed BlackBerry Enterprise Server behind their firewall.

The combination of RIM's 'always on' connectivity and push technology that automatically delivers emails and other data to and from a wireless device, makes BlackBerry an efficient and reliable communications platform. The BlackBerry services will be able to run on the P900, while maintaining the existing P900 experience and functionality. BlackBerry connectivity support on the P900 is expected later this year.

"We're delighted to be adding BlackBerry connectivity to the palette of solutions we support with our smartphones, thereby further expanding customer choice. The P900 smartphone is a multi-faceted device which offers productivity, entertainment and communications and our agreement with RIM ensures our customers a proven, market-leading mobile e-mail and data solution," says Jan Wareby, Executive Vice President and Head of Sales and Marketing of Sony Ericsson.

"We are pleased to be working with Sony Ericsson to provide our end-user customers and carrier partners with greater wireless device choices while enabling IT departments to leverage their existing BlackBerry infrastructure," said Don Morrison, Chief Operating Officer at Research In Motion.

"IT departments and consumers are recognizing the productivity benefits that can be gained from wireless access to corporate data and email," said Marit Doving, Executive Vice President, Marketing, Symbian. "RIM has enabled Sony Ericsson to further exploit the rich functionality of Symbian OS and has now added integrated, push-based access to email and enterprise information enabled by RIM's BlackBerry solution."

The BlackBerry architecture for enterprise customers includes back-end integration with corporate information systems, enhanced manageability and end-to-end security. BlackBerry for individual users enables push-based access to one or multiple internet-based email accounts without the need for a corporate IT platform.

                                    -more-

The P900 is a high-quality communications tool for voice calls, text and picture messaging and e-mail, as well as providing full PDA/organizer functions. In addition, it is a camera-phone capable of recording video and still images and also provides a good gaming experience on the 65K colour touch-screen. The wide range of applications available for download enables the P900 to do much more than making voice calls, thereby increasing its value for both consumers and operators. The P900 is based on Symbian OS v7.0 and the established UIQ user interface.


About Sony Ericsson Mobile Communications
Sony Ericsson Mobile Communications AB offers mobile communications products for people who appreciate the possibilities of powerful technology. Established in 2001 by Telefonaktiebolaget LM Ericsson and Sony Corporation, the joint venture continues to build on the success of its two innovative parent companies. Sony Ericsson creates value for its operator customers by bringing new ways of using multimedia communications while mobile. The company's management is based in London, and has 4,000 employees across the globe working on research, development, design, sales, marketing, distribution and support. For further information, please visit: www.SonyEricsson.com

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contacts:
Sony Ericsson Corporate Communications
Telephone: +44 (0) 208 762 5858
E-mail: info@SonyEricsson.com

RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Media Contact Europe:
Tilly Quanjer, Senior Communications Manager, RIM
+44 (0)1784 223987
tquanjer@rim.net

                                    -more-

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net


Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Research In Motion Limited
                                       ---------------------------------------
                                                    (Registrant)

Date:  February 23, 2004               By:  /s/   Rob Duncan
       ----------------------              -----------------------------------
                                                            (Signature)
                                           Rob Duncan
                                           Vice President, Corporate Controller